PYRAMID FUNDS CORPORATION
Financial Statement
December 31, 2023

Filed as PUBLIC information pursuant to Rule 17a-5(d) under the Securities Exchange Act of 1934

PYRAMID FUNDS CORPORATION
TABLE OF CONTENTS
December 31, 2023

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SEC FILE NUMBER
8-12769

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2023 (MM/DD/YY) AND ENDING 12/31/2023 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Pyramid Funds Corporation

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

21 Everett Road Extension
(No. and Street)

Albany	NY	12205
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Colleen Juiliano	610-517-8396	
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Sanville & Company
(Name – if individual, state last, first, and middle name)

2617 Huntingdon Pike	Huntingdon Valley	PA	19006
(Address)	(City)	(State)	(Zip Code)

September 18, 2003	169
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Joseph Biondo II, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Pyramid Funds Corporation, as of 12/31, 2 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

THERESA CROOKS
NOTARY PUBLIC-STATE OF NEW YORK
No. 01CR6191817
My Commission Expires 8.25.24
Saratoga County

Signature: [signature]

Title:
Principal Executive Officer

[signature]
Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

S&Co Sanville & Company LLC
Philadelphia | New York | Dallas

2617 Huntingdon Pike
Huntingdon Valley, PA
19006
215.884.8460

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and
Those Charged With Governance of
Pyramid Funds Corporation

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Pyramid Funds Corporation (the "Company") as of December 31, 2023, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company as of December 31, 2023 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

sanville and company

We have served as the Company's auditor since 2009
Huntingdon Valley, Pennsylvania
February 26, 2024

Pyramid Funds Corporation

Statement of Financial Condition

December 31, 2023

Assets		
Cash	$	6,798
Receivables:		
Commissions		86,138
Officers		100,394
Securities owned, at value		179,069
Furniture, equipment and leasehold improvements net of accumulated depreciation of $110,197		-
Prepaid expenses and other assets		6,209
Total assets	$	378,608
Liabilities and Stockholders' Equity		
Liabilities		
Notes payable		9,715
Accounts payable and accrued expenses	$	38,957
Total liabilities		48,672
Commitments and contingent liabilities		
Stockholders' Equity:		
Common stock, no par value, authorized - 200 shares, issued and outstanding - 57 shares		5,000
Retained earnings		335,446
Treasury stock, at cost - 53 shares		(10,510)
Total stockholders' equity		329,936
Total liabilities and stockholders' equity	$	378,608

The accompanying notes are an integral part of this financial statement

1. Organization

Pyramid Funds Corporation (the "Company") is a securities broker dealer, registered with the Securities and Exchange Commission and FINRA. The Company limits its business to the sale of mutual funds and variable annuities. The Company, like other securities firms, is directly affected by general economic and market conditions, including fluctuations in volume and price levels of securities, changes in interest rates and securities brokerage services, all of which have an impact on the Company's liquidity.

2. Summary of Significant Accounting Policies

The following are the significant accounting policies followed by the Company:

Revenue – The Company is a distributor of mutual funds and variable annuities and receives distribution fees also referred to as 12b-1 fees and point of sale commissions. These fees are recorded when earned, monthly and quarterly, when the Company deems that it has met its performance obligation.

Income taxes – The Company has elected to be taxed under the provision of Subchapter S of the Internal Revenue Code and similar state provisions. Under these provisions, the Company does not pay federal or state corporate income taxes on its taxable income. Instead, the stockholders are liable for individual federal and state income taxes on their respective shares of the corporate income. Accordingly, no provision has been made for federal or state income tax for the year ended December 31, 2023, in the accompanying financial statements.

The Company recognizes and discloses uncertain tax positions in accordance with accounting principles generally accepted in the United States of America (GAAP). As of, and during the year ended December 31, 2023, the Company did not have a liability for unrecognized tax benefits. The Company is no longer subject to examination by federal and state taxing authorities prior to 2020.

Property and Depreciation – Furniture and equipment are depreciated generally using straight-line and accelerated methods over their estimated useful lives.

Fair value measurements - FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

•Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

•Level 2 inputs are inputs (other than quoted prices included within Level 1) that are observable for the asset or liability, either directly or indirectly.

2. Summary of Significant Accounting Policies (Continued)

Fair value measurements – (Continued)

•Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

Common stock and mutual fund securities are valued at the closing price reported on the active market on which the individual securities are traded. If quoted market prices are not available, fair values are based on quoted market prices of comparable securities. If quoted market prices are not available for comparable securities, fair value is based on quoted bids for the security or comparable securities.

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2023:

	Level 1	Level 2	Level 3	Total
Securities Owned:				
Common Stocks	$ 151,073	$ -	$ -	$ 151,073
Mutual Funds	27,996	-	-	27,996
Total	$ 179,069	$ -	$ -	$ 179,069

The Company did not hold any Level 3 investments during the year ended December 31, 2023. The Company did not hold any derivative instruments at any time during the year ended December 31, 2023. There were no significant transfers into or out of Level 1 or Level 2 during the period. It is the Company's policy to recognize transfers into and out of Level 1 and Level 2 at the end of the reporting period.

Use of Estimates - The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates and assumptions.

Subsequent events - Management has evaluated the impact of all subsequent events through February 26, 2023, the date the financial statements were available to be issued and has determined that there were no subsequent events requiring disclosure in these financial statements.

3. Related Party Transactions

Various amounts have been advanced to/from the Company's officers and affiliates owned by the Company's stockholders. At December 31, 2023 an amount of $100,394 was due from officers.

4. Furniture, equipment and leasehold improvements

Furniture, equipment and leasehold improvements are summarized as follows:

Furniture and fixtures	$	56,510
Equipment		36,173
Leasehold improvements		17,514
		110,197
Less accumulated depreciation		(110,197)
	$	-

Depreciation expense totaled $0 for the year ended December 31, 2023.

5. Net Capital Requirements

Pursuant to the net capital provisions of the SEC, the Company is required to maintain net capital as defined under such provision. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2023 the Company had net capital of $121,987 which was $96,987 in excess of its required net capital of $25,000. At December 31, 2023, the Company's ratio of aggregate indebtedness to net capital was .40 to 1.

6. Employee Benefit Plan

The Company sponsors a Simplified Employee Pension Plan (the "Plan") covering substantially all employees of the Company who meet certain age and length of employment requirements. Discretionary contributions are determined annually by the Company. The Company made no contribution to the Plan for the year ended December 31, 2023.